May 20, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jennifer Thompson

Re:	American Water Works Company, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Response dated May 3, 2016
File No. 001-34028

Dear Ms. Thompson:

On behalf of American Water Works Company, Inc. (“we”, “us”, “our”, or the “Company”), this letter responds to the letter dated May 9, 2016 from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Comment Letter”) to Linda G. Sullivan, Executive Vice President and Chief Financial Officer of American Water Works Company, Inc., related to the above-referenced Form 10-K filed by the Company.

We respectfully submit the following response to the comment contained in the Comment Letter. For your convenience, each heading and comment from the Comment Letter has been reproduced below in bold, followed by the Company’s response to each such comment.

Form 10-K for the Fiscal Year Ended December 31, 2015

Financial Statements and Supplementary Data

Consolidated Statement of Cash Flows, page 66

1. We have read your response to comment 2 and have the following comments:

•	Please provide us with the complete set of journal entries you record related to your removal costs. Your statement that you “capitalize costs of removal by charging accumulated depreciation as expenditures are incurred” suggests that you do not receive rate recovery of such costs until you actually incur the expenditures as opposed to being included in rates and expensed over the life of the asset prior to removal. Please clarify if our understanding is not correct. If our understanding is correct, please advise us why regulatory liabilities also exist for non-legal removal costs. Please ensure that you include the reason(s) for the entries made to initially record removal costs, upon the creation and amortization of related regulatory assets and/or liabilities, the recording of associated expense, including the timing, and the incurrence of removal expenditures.

•	Please clarify why your investing activity classification of non-legal removal costs should be accorded different classification than legal removal costs required to be presented within operating activities pursuant to ASC 230-10-45-17(e).

United States Securities and Exchange Commission

Division of Corporation Finance

May 20, 2016

Response:

The Company acknowledges the staff’s comments. In this response, we have clarified our rate recovery of non-legal removal costs and have provided our complete set of journal entries, including the additional information requested in the Comment Letter. Additionally, we have explained the reasons supporting our decision to classify non-legal removal costs as investing activities within the statement of cash flows.

Regulatory Treatment of Removal Costs

Our rate-regulated entities operate in 14 state regulatory jurisdictions. In all but one of our jurisdictions, we collect in advance through customer rates the estimated cost of removal that will be incurred in the future when the asset is replaced. In these jurisdictions, our regulators use a common cost-of-service ratemaking approach, which allows the estimated cost of removal to be included in depreciation rates. This allows us to collect the revenues necessary to fund the eventual removal cost over the assets estimated useful life. Such amounts are recorded as a regulatory liability, in accordance with Securities and Exchange staff views at the time of the adoption of ASC 410 and do not flow through accumulated depreciation as previously mentioned. Regulators permit recovery of the estimated cost of removal before expenditures are actually incurred as they believe customers who benefit from the use of the assets should pay for all related costs as those assets are used.

Cost of removal estimates are derived from periodic depreciation studies that are based on historical service lives and removal costs for similar assets. Such depreciation studies are approved by the respective state public utility commissions that establish the rates we charge customers, primarily in conjunction with a general rate case proceeding. Any differences between the actual costs and the estimate are allowed to be collected in future rates.

One of our state regulators does not permit advance collection of estimated costs of removal. Instead, they allow the establishment of a regulatory asset and allow for the recovery of these costs when the expenditures are paid or accrued. The regulator also establishes an amortization period for the regulatory asset to be recovered through authorized rates charged to customers. Under this approach, we collect revenues to fund cost of removal expenditures after removal costs are incurred.

United States Securities and Exchange Commission

Division of Corporation Finance

May 20, 2016

Journal Entries Related to Removal Costs

Shown below is a complete set of journal entries and a description of each transaction under the different rate recovery methods authorized by our regulators: A) Removal Costs Collected in Advance, and B) Removal Costs Collected after Paid. The assumptions used for both methods are as follows:

Assumptions:
Removal costs	$10
Asset Life	2 years
Year Asset replaced	3rd Year
Collected in advance (Scenario A)	Years 1 & 2
Collected after (Scenario B)	Years 4 & 5
For simplification, tax impacts are not included

A.	Removal Costs Collected in Advance

Entry 1 - Years 1 & 2
Dr. Cash	$5
Cr. Revenue		<$	5>
Dr. Depreciation/Amortization Expense	$5
Cr. Regulatory Liability		<$	5>

To record annual collection of removal costs included in rates before the asset is replaced and establish a regulatory liability.

Entry 2 – Year 3
Dr. Regulatory Liability	$10
Cr. Cash		<$	10>

To record amounts paid for removal costs when asset is replaced in Year 3.

United States Securities and Exchange Commission

Division of Corporation Finance

May 20, 2016

Financial Statement Impact

	Year
	1	2	3	Total
A. Collected in Advance
Income Statement
Revenue	$5	$5	$–	$10
Depreciation/Amortization Expense	(5)	(5)	–	(10)

Net Income	$–	$–	$–	$–

Balance Sheet
Cash Beginning Balance	$–	$5	$10	NA
Activity	5	5	(10)	NA

Cash - Ending Balance	$5	$10	$–	NA

Regulatory Liability Beginning Balance	$–	$(5)	$(10)	NA
Activity	(5)	(5)	10	NA

Regulatory Liability - Ending Balance	$(5)	$(10)	$–	NA

B.	Removal Costs Collected After Paid

Entry 1 – Year 3
Dr. Regulatory Asset	$10
Cr. Cash		<$	10>

To record amounts paid for removal costs when asset is replaced in Year 3.

Entry 2 - Years 4 & 5
Dr. Cash	$5
Cr. Revenue		<$	5>
Dr. Depreciation/Amortization Expense	$5
Cr. Regulatory Asset		<$	5>

To record annual collection of removal costs included in rates and amortize regulatory asset.

United States Securities and Exchange Commission

Division of Corporation Finance

May 20, 2016

Financial Statement Impact

	Year
	1 & 2	3	4	5	Total
B. Collected After Paid
Income Statement
Revenue	$–	$–	$5	$5	$10
Depreciation/Amortization Expense	–	–	(5)	(5)	(10)

Net Income	$–	$–	$–	$–	$–

Balance Sheet
Cash - Beginning Balance	$–	$–	$(10)	$(5)	NA
Activity		(10)	5	5	NA

Cash - Ending Balance	$–	$(10)	$(5)	$–	NA

Regulatory Asset - Beginning Balance	$–	$–	$10	$5	NA
Activity		$10	$(5)	$(5)	NA

Regulatory Asset - Ending Balance	$–	$10	$5	$–	NA

Classification within investing activities

We believe the most appropriate presentation of cash outflows associated with non-legal removal costs is as an investing activity. We acknowledge that cash outflows for asset retirement obligations (“AROs”) should be classified as operating cash flows and we have done so with our recorded AROs ($10.8 million at 12/31/15). We believe there are inherent differences between cash outflows for cost of removal and costs associated with ARO’s that, by their nature, justify classification as investing activities. AROs are typically limited to situations where there is a legal obligation to remove or dispose of the asset at the end of its useful life. In contrast, cost of removal in our business is primarily associated with the replacement and removal of a fixed asset or asset components that continue to operate our larger water or wastewater systems. As costs of removal are typically related to the replacement of an existing asset with a new asset, we believe that cost of removal should be classified in the same manner as the cash flows associated with the replacement assets.

We recognize that the outflows associated with costs of removal activities have aspects of more than one class of cash flows. ASC 230-10-45-22 recognizes that the most appropriate classification of any item may not always be clear. In these cases, the appropriate classification should be based on the nature of the activity most likely to be the predominant source of cash flows. The cash outflows related to costs of removal activities that we classify as investing activities relate to replacements of assets. We believe this can be viewed similar to site preparation and installation costs which would qualify as investing activities as in most cases they are capitalized as an asset. ASC 230-10-20 defines investing activities to include making and collecting loans and acquiring and disposing of debt or equity instruments and property, plant, and equipment and other productive assets, that is, assets held for or used in the production of goods or services by the entity (other than materials that are part of the entity’s inventory). Additionally, ASC 230-45-13(c) indicates that payments at the time of purchase or soon before or after purchase to acquire property, plant and equipment and other productive assets are cash outflows for investing activities. We believe that our non-legal removal costs meet these definitions and as such qualify as an investing activity.

We believe the classification of non-legal removal costs as an investing activity is comparable with others in the utility industry. Based on our research, as well as discussions with an association representing most U.S. investor-owned electric utilities, we believe the classification of costs of removal as an investing activity is the predominant practice in the utility industry.

If you have any questions regarding the Company’s responses or otherwise wish to address these matters further, please contact me at (856) 309-4663.

Sincerely,

/s/ Linda G. Sullivan

Linda G. Sullivan
Executive Vice President and Chief Financial Officer
American Water Works Company, Inc.